August 1, 2006

Via EDGAR and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C. 20549-0405

Attention: David R. Humphrey

Re:   ADESA, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2005 (Filed March 16, 2006)

File No. 1-32198; and

Form 10-Q for the quarter ended March 31, 2006 (Filed May 10, 2006)

Dear Mr. Humphrey:

Set forth below are responses to the comments raised by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated July 18, 2006, with respect to the above-captioned Form 10-K and Form 10-Q.  For ease of reference, we have reproduced below the full text of the Staff’s comments, each of which is followed by the Company’s response.

FORM 10-K (Fiscal Year December 31, 2005)

1.             MD&A/Liquidity and Capital Resources, page 47. Your disclosure under the caption, Other Financial Data, as well as within footnote 6 to your Selected Financial Data, indicates that EBITDA is used in assessing debt covenant compliance.  However, there is no mention of EBITDA in the description of your restrictive loan covenants within Note 12 to your audited financial statements.  Accordingly, it is unclear whether you are presenting EBITDA as a liquidity measure.  Supplementally tell us if your loan covenants use EBITDA and, if so, whether the calculation of EBITDA for purposes of such loan covenants is exactly the same as the calculation of EBITDA you present within your Selected Financial Data.  See Question and Answer No. 10 of the Staff’s Outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response:  The Company uses and presents EBITDA as both a performance and liquidity measure.  The Company believes that EBITDA is a useful supplement and meaningful indicator of earnings performance that is used by the Company’s investors, financial analysts and others in order to analyze the Company’s financial performance and results of operations over time.  From an internal perspective, the Company uses EBITDA, among other financial measures, as a component (along with income from continuing operations) in the determination of performance based compensation for certain members of senior management.  In addition, the Company believes that EBITDA is a useful supplemental liquidity measure in conjunction with net cash provided by operating activities to help investors understand the Company’s ability to generate cash that will be available for taxes, debt service, capital expenditures and acquisitions.

EBITDA also is a component of the following three financial covenants contained in the Company’s $500 million credit facility: (a) leverage ratio; (b) interest coverage ratio; and (c) fixed charge ratio. The calculation of EBITDA in the context of these financial covenants, however, does require certain adjustments. For example, under the Company’s credit facility, EBITDA may be adjusted to exclude after-tax (a) gains or losses from asset sales; (b) temporary gains or losses on currency; (c) certain non-recurring gains and losses; and (d) stock option expense. Accordingly, the calculation of EBITDA for the purpose of applying the Company’s loan covenants is not exactly the same as the calculation of EBITDA presented in the Company’s Selected Financial Data. These types of adjustments to EBITDA, however, have not resulted in a material adjustment to EBITDA in any of the Company’s prior periods. The most significant difference between EBITDA as calculated in the Company’s filings and EBITDA as calculated for debt covenant compliance was $2.4 million and occurred in the first quarter of 2006 (EBITDA of $76.2 million as compared with adjusted EBITDA for debt covenant purposes of $78.6 million). As such, the Company believes that, unless there is a material difference between EBITDA as calculated in the Company’s filings and EBITDA as calculated for debt covenant compliance, the presentation of adjusted EBITDA for debt covenant purposes is not material to an investor’s understanding of the Company’s financial condition and/or liquidity.

In future filings, the Company will:

•                  revise any reference to the use of EBITDA in assessing debt covenant compliance to state that adjusted EBITDA is used by the Company’s creditors in assessing debt covenant compliance;

•                  provide additional information in the MD&A/liquidity section and footnotes to the financial statements regarding the material covenants in the Company’s credit facility that utilize adjusted EBITDA; and

•                  provide disclosure regarding the adjusted EBITDA calculated pursuant to the credit facility in the event that there is a material difference between the EBITDA reported in such filing and the adjusted EBITDA calculated under the Company’s credit facility.

2.             Other Financial Data, page 50.  We note your disclosure at the end of the first paragraph of this section, as well as within footnote 6 to your Selected Financial Data, with respect to your use of EBITDA as a segment performance measure.  Please describe the context in which this non-GAAP measure is used by management as a segment performance measure, as we note the discussion of your results of operations and your SFAS No. 131 footnote disclosures both infer that segment performance is evaluated based on segment operating profit rather than segment EBITDA.  Alternatively, delete this disclosure regarding segment EBITDA.  Further, delete your reference to ‘consolidated EBITDA’ under the heading of Business Segments within Note 3 to your audited financial statements, as this constitutes a non-GAAP measure used outside of the SFAS No. 131 footnote disclosures.  See Questions and Answer No. 21 of the Staff’s Outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response:  In future filings, the Company will:

•                  delete the disclosure with respect to its use of EBITDA as a segment performance measure at the end of the first paragraph in the section “Other Financial Data” as well as in footnote 6 to Selected Financial Data; and

•                  delete the reference to “consolidated EBITDA” under the heading “Business Segments” within Note 3 to the Company’s audited financial statements.

FORM 10-Q (Quarter Ended March 31, 2006)

3.             Note 1. Summary of Significant Accounting Policies Basis of Presentation, page 8 and MD&A — Executive Overview, page 24.  Reference is made to your disclosure of the $2.7 million pre-tax charge for the unreconciled balance sheet differences concealed by a former employee.  Please tell us more about how and when this difference was discovered and how the Company was able to ascertain that prior period financial statements are properly stated and do not require restatement.

Response:

Background Regarding the Discovery of the Unreconciled Balance Sheet Differences at the Kitchener Auction

The Chief Financial Officer of the Company (the “ADESA CFO”) was notified by the Chief Financial Officer of ADESA Canada (the “ADESA Canada CFO”) on Friday, March 17, 2006 that the controller of the Company’s Kitchener, Canada Auto Auction had been terminated the previous Friday and that the ADESA Canada accounting employees who took over the former controller’s duties on an interim basis could not reconcile the primary “Trust” bank account.  Further, the ADESA Canada CFO stated that the ADESA Canada accounting employees had uncovered certain “plug” numbers in the “Trust” bank account amounting to C$917,000 for the month ended February 2006.  The ADESA Canada CFO stated that his team was investigating the source of the differences and that his initial belief was that it was a timing issue and “nothing more sinister”.

An ADESA Canada accounting team worked the weekend (March 18th and 19th) and concluded that certain reconciling items listed in the reconciliation related to a subsequent period and should not have been included in the “Trust” bank account reconciliation for February 2006.  The manager of the Company’s internal audit function arrived Monday, March 20th to work with the Canadian accounting team in investigating the matter.  On Tuesday, March 21st, the ADESA Canada CFO advised the ADESA CFO that the unreconciled variance was in the range of C$2.1 million.  On Wednesday March 22nd, the former controller of the Kitchener, Canada Auto Auction was interviewed and admitted to concealing the accounting variances since 2000.  On March 23rd, Navigant Consulting was retained to provide forensic accounting and consulting services to assist the Company in ascertaining the cause and quantifying the amount of the accounting errors.  In April 2006, the investigation revealed that the former controller improperly recorded certain liability entries which resulted in additional unreconciled difference of approximately C$1.0 million.  During the week of April 24, 2006, management was able to conclude that the amount of the unreconciled differences totaled approximately C$3.1 million (US$2.7 million).  Based on Navigant Consulting and management’s investigation into the accounting errors, management, after consultation with the Audit Committee of the Board of Directors of the Company, decided to record the pre-tax charge of US$2.7 million necessary to correct the unreconciled amounts in the first quarter of 2006.

Impact on prior period financial statements

The Company’s management reviewed and analyzed the Commission’s Staff Accounting Bulletin (“SAB”) No. 99, “Materiality”, and  paragraph 29 of Accounting Principles Board Opinion No. 28, “Interim Financial Reporting”, and concluded (a) that the correction did not have a material impact on the financial statements of prior interim or annual periods taken as a whole; (b) that the cumulative effect impact of the adjustment on stockholders’ equity was not material to the financial statements of prior interim or annual periods; and (c) that recording the correction in the current period would not have a material impact on the current year’s reported net income.  Accordingly, management concluded that the $2.7 million pre-tax charge for the correction of unreconciled balance sheet differences concealed by a former employee, individually and in the aggregate, did not warrant a restatement of any of the financial statements for prior periods.  In reaching this conclusion, management performed both a quantitative and qualitative assessment in the context of SAB No. 99.  Key elements of the analysis are summarized below.

Quantitative Analysis.  The quantitative analysis performed prior to the filing of the Company’s Form 10-Q for the period ended March 31, 2006 supports management’s conclusion that the concealed unreconciled balance sheet differences were not material to the financial statements of any interim or annual period presented in the Company’s annual report on Form 10-K for the three years ended December 31, 2005.  Based on the analysis performed for three years ended December 31, 2005, the potential adjustment related to this matter was both insignificant to each period representing less than 0.3% of net income in each period, and reasonably consistent in amount between periods (ranging from $250,000 in fiscal 2004 to $470,000 in fiscal 2003), so as to not distort earnings trends.  In addition, any potential adjustments represented 0.1% or less of any relevant balance sheet measures during those periods, including stockholders’ equity.  Finally, based on the inconsequential nature of the amounts in the prior annual periods and the fact that the amounts were materially consistent from period to period, management also concluded that the effect of correcting the concealed unreconciled balance sheet differences in the periods they arose was not material to the financial statements in each of the interim periods during 2004 and 2005.

Qualitative Analysis.  In addition to assessing the quantitative aspects of the potential adjustments, management evaluated the qualitative aspects of the differences and their adjustment on the Company’s financial statements.  A matter is considered “material” if there is a substantial likelihood that a reasonable person would consider it important.  In its Statement of Financial Accounting Concepts No. 2, the Financial Accounting Standards Board (“FASB”) stated the essence of the concept of materiality as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

Management believes, and continues to believe, that the nature of the adjustment was not qualitatively material within the contemplation of Statement of Financial Accounting Concepts No. 2 and SAB No. 99 based on the following:

•                  the concealed balance sheet differences arose over a five to six year period with a substantial portion of the errors dating back to fiscal 2002 or prior periods;

•                  the effect of these differences and their adjustment on the Company’s financial statements had no impact on reported trends in earnings per share (“EPS”) ($300,000 after-tax or less than $0.003 per share in each prior year period and $1.7 million or $0.02 per share for the full year 2006; estimated fiscal 2006 EPS is $1.47 to $1.55 per share) and would not have had a significant impact on analysts’ expectations;

•                  the effect of these differences and their adjustments did not change reported net income into a net loss in any period;

•                  the adjustments would not impact compliance with any debt covenants;

•                  the effect of these differences and their adjustments would not materially impact management’s performance based compensation which is based on income from continuing operations and EBITDA.

•                  the adjustment involves concealment by a former employee; however, this employee (auction controller) was not a member of senior management of either the Company or the applicable business unit (ADESA Canada) and the concealment/correction was isolated to one of the Company’s smaller auction locations.

APB 28 Assessment — Impact on Quarter ended March 31, 2006

In determining the appropriate accounting for the correction of this item in the first quarter of 2006, management considered APB 28, Interim Financial Reporting, which discusses the evaluation of the correction of an error in the context of an interim period.  Paragraph 29 states:

In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings.  Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.

Management concluded that the $2.7 million adjustment recorded in the consolidated financial statements for the three months ended March 31, 2006 related to concealed of unreconciled balance sheet differences was not material to the financial statements for the year ending December 31, 2006 based on the Company’s actual performance to date, current budgets and management’s forecasted results for the full year 2006.  The adjustment represents 1.2% of estimated income for the full year 2006.  In addition, the adjustment does not significantly impact the trend of pre-tax earnings for the full year 2006 as compared to 2005.  Fiscal 2005 EPS was $1.40 per share compared with estimated fiscal 2006 EPS of $1.47 to $1.55 per share.  The $0.02 per share impact of the correction does not impact the expected trend of earnings for fiscal 2006.  As a result, based on the guidance in paragraph 29 of APB 28, management concluded that restatement of prior period financial statements was not warranted as the correction did not have a material impact on the full year results in the year it was identified and recorded.

In addition, management further concluded that the $2.7 million adjustment recorded in the Company’s consolidated financial statements for the three months ended March 31, 2006 related to the correction of the concealed unreconciled balance sheet differences was not material to the financial statements for the quarter ended March 31, 2006 based on both quantitative (less than 5% of net income) and qualitative factors.  However, in order to enhance the transparency of the results for the quarter, management separately disclosed the correction and its impact on the results of operations in its Form 10-Q filed on May 10, 2006.

4.             Other Assets, page 10.  Please tell us why your 15% investment in Finance Express, LLC, acquired in February 2006, has been accounted for using the equity method of accounting.  Your response should address the accounting literature you relied upon in reaching your determination.

Response:  Finance Express LLC (“Finance Express”) is a limited liability company (“LLC”) organized in the State of Nevada.  Finance Express maintains a specific capital account for each member.  Emerging Issues Task Force (“EITF”) 03-16, “Accounting for Investments in Limited Liability Companies,” addressed whether an LLC should be viewed as similar to a corporation or similar to a partnership for the purposes of determining whether a non-controlling investment in an LLC should be accounted for using the cost or equity method.  The EITF reached a consensus  in paragraph 5 of EITF 03-16 stating that an investment in an LLC that maintains a “specific ownership account” for each investor, similar to a partnership capital account structure, should be viewed as similar to an investment in a limited partnership for purposes of determining whether a non-controlling investment in an LLC should be accounted for under the cost or equity method.  Therefore, the guidance in Statement of Position (“SOP”) 78-9, “Accounting for Investments in Real Estate Ventures” and SAB Topic D-46, “Accounting for Limited Partnership Investments” were considered in the context of the Company’s 15% investment in Finance Express.

Paragraph 8 of SOP 78-9 states that the accounting recommendations for use of the equity method of accounting for investments in general partnerships are generally appropriate for accounting by limited partners for their investment in limited partnerships.  In addition, SAB Topic D-46 states that guidance requires the use of the equity method unless the investor’s interest “is so minor that the limited partner may have virtually no influence over the partnership operating or financial policies.”  SAB Topic D-46 goes on to state that the SEC Staff generally has viewed investments of more than 3 to 5 percent to be more than minor.  Therefore, based on the relevant accounting guidance as referenced above, the Company believed, and continues to believe, that its 15% investment in Finance Express should be accounted for using the equity method of accounting.

In future filings, the Company will disclose that Finance Express is a LLC that maintains specific capital accounts for each member and that the Company uses the equity method of accounting for its 15% investment in Finance Express based on the guidance in EITF 03-16, “Accounting for Investments in Limited Liability Companies,” SOP 78-9, “Accounting for Investments in Real Estate Ventures” and SAB Topic D-46, “Accounting for Limited Partnership Investments.”

Other.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:  The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at your convenience at (317) 249-4254 or George Lawrence, the Company’s General Counsel, at (317) 249-4255.

Very truly yours,

/s/ Timothy C. Clayton

Timothy C. Clayton Chief Financial Officer

cc:	David G. Gartzke, Chairman and Chief Executive Officer George J. Lawrence, Executive Vice President, General Counsel and Corporate Secretary